Version:	3
Date:	27 Feb 09
Time:	10:05

MASEVE SHAREHOLDERS AGREEMENT

between

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

and

AFRICA WIDE PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

and

MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

CONTENTS

1. DEFINITIONS 3
2. COMMENCEMENT OF THIS AGREEMENT 3
3. BUSINESS OF MASEVE 3
4. SHARE CAPITAL AND SHAREHOLDING 3
5. SUBSCRIPTION BY PTM FOR ADDITIONAL SHARES 3
6. DIRECTORS 3
   6.1 BOARD 3
   6.2 APPOINTMENT 3
   6.3 ALTERNATES 3
   6.4 PROCEEDINGS 3
   6.5 POWERS OF THE BOARDS 3
7. PROJECT BUDGETS 3
8. PROJECT EXPENDITURE 3
9. ACCOUNTING AND INFORMATION 3
10. CLAUSE 10 - RESTRICTED MATTERS 3
11. MANAGER 3
12. TRANSFER OF SHARES 3
13. MEETINGS AND PROCEEDINGS OF SHAREHOLDERS 3
14. CONFIDENTIALITY AND PUBLICITY 3
15. RELATIONSHIP OF THIS AGREEMENT TO CONSTITUTIONAL DOCUMENTS 3
16. CONVERSION OF RIGHTS – MASEVE 3
17. BREACH 3
18. ARBITRATION 3
19. NATURE AND EXTENT OF RELATIONSHIP BETWEEN THE SHAREHOLDERS 3
20. NOTICES AND LEGAL PROCESS 3
21. INTERPRETATION 3
22. GENERAL AND MISCELLANEOUS 3
   22.1 SOLE RECORD OF AGREEMENT 3
   22.2 NO AMENDMENTS EXCEPT IN WRITING 3
   22.3 WAIVERS 3
   22.4 SURVIVAL OF OBLIGATIONS 3
   22.5 APPROVALS AND CONSENTS 3
23. COUNTERPARTS 3

APPENDIX 1 3
PROJECT AREA 3

MASEVE SHAREHOLDERS AGREEMENT

1. DEFINITIONS

Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall bear the meanings ascribed to them:

1.1 **Accounting Period** – the annual accounting period of Maseve, which, at the Signature Date, is an annual period ending on 31 August;

1.2 **Act** – the Companies Act, No. 61 of 1973, as amended;

1.3 **Affiliate** – in relation to a company **(Relevant Company")**, means any other company (established in any jurisdiction in the world) which is directly or indirectly a subsidiary or holding company of the Relevant Company and includes any company directly or indirectly Controlled by that other company or that other company's holding company;

1.4 **Africa Wide** – Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited, registration number 2002/011815/07;

1.5 **Agreement** – this shareholders agreement, including any appendices to this agreement;

1.6 **Board** – the board of directors of Maseve;

1.7 **Business** – the business to be carried on by Maseve, namely the exploration and mining for PGMs over the areas identified as WBJV project area 1 and WBJV project area 3 on the plan attached as Appendix 1;

1.8 **Cash Calls** – calls on Shareholders to fund Project Expenditure, as provided for in the Project Budgets;

1.9 **Charter** – the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed under section 100 of the MPRDA, together with the Charter Scorecard (and any amended or replacement charter and/or scorecard from time to time);

1.10 **Commencement Date** – the date on which this Agreement commences in accordance with clause 2;

1.11 **Constitutional Documents** – the memorandum and articles of association of Maseve;

1.12 **Control** – in relation to a company means any one of the following, namely,

1.12.1 in respect of a company not listed on a stock exchange, if another company or legal entity or person (whether alone or pursuant to an

agreement with others):

1.12.1.1 holds or controls more than 50% of the voting rights in that company; or

1.12.1.2 has the right to appoint or remove the majority of that company's board of directors;

1.12.2 or if the company is listed on a stock exchange, "Control" means:-

1.12.2.1 the holding of shares or the aggregate of holdings of shares or other securities in a company entitling the holder thereof to exercise, or cause to be exercised 35% or more of the voting rights at shareholder meetings of the company irrespective of whether such holding or holdings confers *de facto* control; or

1.12.2.2 the holding or control by a shareholder or member alone or pursuant to an agreement with other shareholders or members of more than 35% of the voting rights in the company;

1.13 **DME** – the Government of the Republic of South Africa, acting through its Department of Minerals and Energy;

1.14 **IFRS** – generally accepted accounting principles approved from time to time as International Financial Reporting Standards, as issued by the International Accounting Standards Board;

1.15 **Initial Capital** – the Initial Subscription, together with the proportionate amount to be advanced by PTM in accordance with clause 5;

1.16 **Initial Subscription** – the maximum amount of R408,606,555, to be used by PTM to subscribe for additional Shares in accordance with clause 5.2;

1.17 **Manager** – the manager appointed in terms of clause 11;

1.18 **Maseve** – Maseve Investments 11 (Proprietary) Limited;

1.19 **Parties** – the parties to this Agreement from time to time, and '**Party**' means any one of them;

1.20 **PGMs** – platinum, palladium, rhodium, ruthenium, iridium and osmium and the metals and minerals mineralogically associated therewith, including but not limited to gold, silver, copper, nickel, chrome and cobalt, together with any such metals and minerals which may be extracted from the normal mining of the first mentioned minerals;

1.21 **Project Budgets** – the budgets for the Business, being:

1.21.1 an annual budget; and

1.21.2 rolling two year budgets,

prepared by the Manager and approved by the Shareholders pursuant to clause 7;

1.22 **Project Expenditure** – expenditure (including both capital and operating expenditure) incurred or to be incurred in carrying on the Business, as

provided for in the Project Budgets, or otherwise lawfully incurred in terms of this Agreement;

1.23 **PTM** – Platinum Group Metals (RSA) (Proprietary) Limited, registration number 2000/025984/07;

1.24 **Shareholders** – the shareholders of Maseve from time to time, initially being Africa Wide and PTM;

1.25 **Shares** – the issued ordinary shares from time to time in the share capital of Maseve;

1.26 **Transaction Agreements** – the following agreements, namely:

1.26.1 Disposal Agreement between Bakubung Minerals (Proprietary) Limited; Maseve; PTM; and Wesizwe Platinum Limited; and

1.26.2 Sale of Participation Interest and Rights Agreement between Rustenburg Platinum Mines Limited; Africa Wide; PTM; Platinum Group Metals Limited, and Wesizwe Platinum Limited.

2. COMMENCEMENT OF THIS AGREEMENT

This Agreement shall commence on the date on which the Shares have been issued to PTM and Africa Wide in accordance with clause 6 of the Disposal Agreement.

3. BUSINESS OF MASEVE

The Shareholders acknowledge that Maseve has been established for purposes of entering into and implementing the Transaction Agreements to which Maseve is a Party; and thereafter carrying on the Business.

4. SHARE CAPITAL AND SHAREHOLDING

4.1 On the Commencement Date:

4.1.1 the authorised share capital of Maseve will consist of:

4.1.1.1 20 000 ordinary shares of R1.00 each;

4.1.2 the issued share capital of Maseve will consist of:

4.1.2.1 10 000 ordinary shares or R1.00 each;

4.1.3 the issued share capital will be held among the Shareholders as follows:

4.1.3.1 PTM 54.75%

4.1.3.2 Africa Wide 45.25%.

4.2 Africa Wide and PTM will endeavour to restructure their respective interests in Maseve if Africa Wide is not required to hold a 26% participation in Maseve from an empowerment perspective, to the minimum empowerment shareholding required in terms of any applicable laws from time to time. All consequential costs or dilution of interests shall be borne equally between PTM and Africa Wide.

5. SUBSCRIPTION BY PTM FOR ADDITIONAL SHARES

5.1 On the Commencement Date the issued shares in Maseve will be held as set out in clauses 4.1.2 and 4.1.3.

5.2 At any time during the period commencing on the Commencement Date and terminating 270 days thereafter, or such extended period as the Parties may agree to in writing, PTM may from time to time subscribe for additional Shares, up to a maximum of 7,402 Shares, on the following basis:

5.2.1 the price per share (to be paid in cash) of the first 7,398 additional Shares shall be R55,260:

5.2.2 the proceeds of the Initial Subscription shall be placed in an interest bearing escrow account in the name of Maseve, with interest accumulating to the capital, which, subject to clause 5.2.3, shall be applied, to the extent thereof, to fund Project Expenditure;

5.2.3 no part of the Initial Subscription (together with interest accumulated in accordance with clause 5.2.2, less tax thereon) shall be applied to Project Expenditure (**"Drawdown Amount"**) unless and until PTM has advanced to Maseve an amount which bears the same proportion of the Drawdown Amount as R1 162 957 118 bears to R408,606,555. PTM shall advance this proportionate amount to Maseve by way of subscription for additional Shares, up to a maximum of 8 additional Shares.

5.3 If PTM subscribes for the full number of additional Shares the resulting percentage holding of Shares will be:

5.3.1 PTM – 74%;

5.3.2 Africa Wide 26%.

5.4 If and to the extent that PTM fails or declines to exercise the right to subscribe for additional Shares in accordance with clause 5.2 the right to do so shall lapse.

5.5 If the Shareholders agree that the Initial Capital, (or any part thereof) will not be required for Project Expenditure, and may accordingly be returned to the Shareholders, or the Shareholders agree not to proceed with the Business, then the Shareholders shall procure that Maseve repays:

5.5.1 the Initial Subscription (or the balance not used), together with accumulated interest, to Africa Wide; and

5.5.2 the balance of the Initial Capital, to PTM,

as a payment in terms of Section 90 of the Act, or as a repurchase of shares under Section 85 of the Act, or otherwise in the most tax efficient manner as the Shareholders may reasonably determine.

6. DIRECTORS

6.1 BOARD

6.1.1 Each Shareholder shall be entitled to appoint one director to the Board for every complete 10% of the Shares held by them respectively, and to remove and replace any director so appointed.

6.2 **APPOINTMENT**

6.2.1 The Shareholders shall co-operate and procure that each nomination, removal, or replacement of a director or alternate in terms of this Agreement is implemented and in that regard the Shareholders respectively undertake to vote in favour of any resolution to appoint and remove each other's nominees as directors.

6.3 **ALTERNATES**

6.3.1 Each director shall be entitled to appoint an alternate to any one or more of the directors appointed by it. An alternate director shall (except as to the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other directors. Where an alternate director is appointed to represent more than one director, he shall have a separate vote on behalf of each director he represents who is not personally present at the meeting, which shall be in addition to his own vote if he is a director.

6.4 **PROCEEDINGS**

6.4.1 The Board shall hold meetings at least quarterly, on not less than 10 days written notice given to all the directors and their alternates, accompanied by an agenda of the matters to be discussed at the meeting.

6.4.2 The directors shall keep minutes of all meetings, and shall procure that such minutes are circulated to all directors and their alternates, and tabled for approval at the next meeting of directors.

6.4.3 Any one director may at any time, on reasonable notice given to the other directors, convene a meeting of directors.

6.4.4 There shall not be a quorum unless one director representing each Shareholder entitled to appoint at least one director is present at the time the meeting proceeds to business.

6.4.5 If within 30 minutes of the time appointed for a meeting of directors, a quorum is not present, then the meeting shall stand adjourned to a time and place not less than seven days hence, and if at that meeting a quorum is not present then any two directors present shall constitute a quorum, provided that notice of the adjourned meeting shall have been given to the directors not present at the first meeting.

6.4.6 At the request of any director, board meetings may be held by conference call between directors, some or all of whom are in different places, provided that each director who participates is able to hear the other participating directors addressing the meeting, and, if he so wishes, is able to address all the other participating directors simultaneously, and provided further that the decisions of the board taken at such meetings are confirmed by telefax within 24 hours of the meeting by the director who requested that the meeting be held by conference call and ratified at the next meeting of the board.

6.4.7 A resolution in writing signed by all the directors of the relevant Board shall be as valid and effectual as if it had been passed at a meeting of that Board duly convened and held and may consist of several documents in like form each signed by one or more of the directors of that Board. For the purpose of this clause:

6.4.7.1 the signature of an alternate director shall suffice in lieu of the signature of the director appointing him;

6.4.7.2 unless otherwise stated in the resolution, it shall be deemed to have been passed on the date upon which it was signed by the signatory signing last in time;

6.4.7.3 a resolution shall be deemed to have been signed if consent thereto has been given in a message transmitted by telefax, and purporting to emanate from the person whose signature to such resolution is required.

6.4.8 The office of chairman of the Board shall be held on a rotating basis (annually), being occupied alternately by a director of the Board who is an appointee of PTM and a director of the Board who is an appointee of Africa Wide. In the event of an equality of votes, the chairman shall not have a casting vote. The first chairman of the Board of Maseve shall be a director of Maseve who is an appointee of PTM.

6.4.9 Each director shall have that number of votes equal to the number of Shares held by the Shareholder which appointed such director, divided by the number of directors appointed by such Shareholder who are present at a meeting of the Board, or participate in a conference call meeting in terms of clause 6.4.6.

6.5 POWERS OF THE BOARDS

The Board shall have full power of administration of the business and affairs of Maseve, save only for those powers that are reserved to the Shareholders in accordance with clause 10.

7. PROJECT BUDGETS

7.1 The Board shall procure that the Manager annually prepares a Project Budget, and lays it before the Shareholders for approval in accordance with clause 10.1.7.

7.2 In approving the annual Project Budget the Shareholders shall act reasonably and take cognisance of generally accepted mining industry practices, sound economic principles and what is in the best interests of Maseve.

8. PROJECT EXPENDITURE

8.1 PTM has the right to subscribe for additional Shares in accordance with clause 5, the proceeds of which (if and to the extent that PTM exercises that right) shall be applied to Project Expenditure, but subject to the provisions of clause 10.2.

8.2 Subject to clause 8.1, the Shareholders shall investigate the raising of project finance for all or some of the Project Expenditure.

8.3 The Board may, with reference to the Project Budget then applicable, determine the amount of Cash Calls required from time to time. The Initial Capital shall be advanced by PTM for ordinary shares in Maseve. All other Cash Calls shall be advanced in such form (whether share capital, loan capital, or otherwise), and on such terms, as the Shareholders may agree, failing which it shall be advanced as share capital in Maseve.

8.4 If any Shareholder declines or fails to contribute its share of a Cash Call, that Shareholder's interest in Maseve shall be diluted in accordance with the following formula (provided that the provisions of this clause 8.4 shall not apply to the Initial Funding, which shall be regulated by clause 5):

$$P_{Rev} = P_{Prior}\left[\frac{Capex}{Capex + Shortfall \times 5}\right]$$

Where:

P_{rev} is the revised percentage shareholding of the relevant Shareholder;

P_{prior} is the percentage shareholding of the relevant Shareholder immediately prior to the Cash Call;

Capex is the aggregate of all capital expenditure expended and to be expended, in accordance with the relevant bankable feasibility study (as revised from time to time) from inception to the commencement of commercial operation of the relevant mine;

Shortfall is the amount of the Cash Call which the relevant Shareholder has failed to pay.

8.5 The Board will at least once in every quarter of every Accounting Period review the financial performance and the progress of Maseve against the Project Budget, and may recommend to the Shareholders that the Project Budget be varied or amended to take account of changed economic or other relevant related circumstances or in the light of the mining or other related operations actually carried on by Maseve during the preceding period or part thereof. In considering that recommendation the Shareholders shall act reasonably and take cognisance of generally accepted Mining industry practices, sound economic principles and what is in the best interest of Maseve.

8.6 If any Project Budget will result in a substantial alteration to any run-of-mine plan, then the Shareholders shall procure that the Manager also prepare an amended run-of-mine plan to be submitted with such budget.

8.7 The Shareholders shall procure that the Manager carries out the Mining programme within the Project Budget relating to the relevant part of the Mining programme, but if no expenditure for the year in question has been approved, then the Manager may spend the amount for the year in question referred to in the 2 year Project Budget last approved.

8.8 In case of emergency, the Shareholders shall procure that the Manager takes any action it deems necessary to protect life, limb or property, to protect Maseve assets, or to comply with any applicable law or government regulation. Likewise, the Manager may incur expenditures for unexpected events which are beyond its reasonable control. In the case of either an emergency or unexpected expenditure, the Manager shall promptly notify and keep the Shareholders informed of the emergency or unexpected expenditure, and the Manager shall be reimbursed therefor by the

Shareholders, within 14 (fourteen) days of receipt of an invoice in the relevant amount, in proportion to their respective shareholding.

9. ACCOUNTING AND INFORMATION

9.1 The Shareholders shall ensure that Maseve keeps full, complete and accurate books of account, records and information with respect to its affairs and the same shall be maintained at the registered offices of Maseve (and such other place as the Manager may determine).

9.2 Each Shareholder shall have the right, acting reasonably, to audit, examine, and make copies of or extracts from the books of account and records of Maseve at all reasonable times during usual business hours. Such right may be exercised through any agent or employee of such Shareholder designated by it, or by an independent chartered accountant designated by such Shareholder. Each Shareholder shall bear all expenses incurred in any such examination.

9.3 The initial auditor of Maseve shall be an internationally recognised firm of chartered accountants selected by agreement between the Shareholders following a tender process ("**Auditor**"). All audit reports and reports to management on internal controls and procedures prepared by the Auditor, shall be made available to the Board, and each of the Shareholders. The audit fee shall be fixed from time to time by the Shareholders.

9.4 The Shareholders shall procure that the Manager provides the Board and each Shareholder with audited consolidated financial statements, as soon as reasonably possible, but no longer than 90 (ninety) days after the end of each Accounting Period, prepared in accordance with IFRS together with the report of the Auditor, to meet the reporting requirements of the Shareholders.

9.5 The Shareholders shall procure that the Manager provides the Board and the Shareholders with a monthly management and financial report and such other financial and operating information as may be reasonably requested from time to time by any Shareholder or any of the Boards, within 10 (ten) days after the month end.

9.6 The Shareholders shall procure that the Manager prepares and delivers to any Shareholder any information packages or other information which such Shareholder reasonably requests in connection with any domestic or foreign tax or other governmental filing to be made by such Shareholder or any of its affiliates, provided that where Maseve would not require such information for its own use or benefit such Shareholder reimburses Maseve for the incidental out of pocket costs incurred by Maseve in preparing and delivering any such information packages or information (including but not limited to reasonable costs in respect of Maseve's own personnel and facilities).

10. CLAUSE 10 - RESTRICTED MATTERS

10.1 No decision of the Shareholders, or the Board, in relation to any of the matters set out herein shall be of any force or effect without the unanimous prior written consent of the Shareholders:

10.1.1 the winding up of Maseve;

10.1.2 the sale or disposal of the whole or substantially the whole of the assets or undertakings of Maseve, including;

10.1.3 the acquisition or purchase of other businesses, either directly or indirectly by means of purchasing shares in any company or the entering into of any joint ventures;

10.1.4 any material change in the Business or the objects of Maseve, or the material expansion of the Business;

10.1.5 any change in the basis of accounting, otherwise than in accordance with IFRS, as the case may be, from those used by Maseve during their immediately preceding Accounting Period and any decision authorising material changes to the book value of any of the assets of Maseve;

10.1.6 the appointment of auditors;

10.1.7 for so long as any part of the Initial Subscription remains in Maseve, and has not be applied to Project Expenditure, the approval of any Project Budget, or any variation or amendment of a Project Budget, but subject, in this case to the provisions of clauses 10.2, 10.3, 10.4 and 10.5;

10.1.8 subject to clause 10.1.10, entering into a contract with a Shareholder or any Affiliate of a Shareholder in relation to Maseve or the Business;

10.1.9 any material transaction outside of the normal course of business of Maseve; or

10.1.10 the appointment of the Manager, other than PTM or its Affiliates.

10.2 If while any portion of the Initial Subscription is held by Maseve, and has not been previously applied to Project Expenditure in accordance with an approved Project Budget, and Africa Wide raises any objection to any one or more items of any Project Budget, (which it shall do by written notice to the Board and PTM, setting out its reasons for the objection –**"Disputed Item"**) then Africa Wide and PTM shall firstly try to resolve the Disputed Item by agreement. If they fail to do so within a reasonable period of the delivery of the written notice by Africa Wide (having regard to the nature of the Disputed Item), then the Parties shall refer the Disputed Item to an independent expert appointed by agreement between the Shareholders within 10 days of the request for that referral, failing which the Disputed Item shall be referred to an independent expert appointed by the President for the time being of the Southern African Institute of Mining and Metallurgy, who shall determine the Disputed Item as an expert and not an arbitrator, and whose determination shall, save for manifest error, be binding on the Parties. The costs of the determination by the independent expert shall be born by Maseve.

10.3 If the independent expert finds in favour of PTM then the Project Budget together with the Disputed Item shall be deemed to have been approved in accordance with clause 10.1.7.

10.4 If the independent expert finds in favour of Africa Wide then the Project Budget together with the Disputed Item shall be deemed to have been approved in accordance with clause 10.1.7, provided that Africa Wide shall have an election to require Maseve to pay to Africa Wide (as a payment in terms of Section 90 of the Act, or otherwise in the most tax efficient manner as the Shareholders may reasonably determine), that proportion of the balance of the Initial Subscription remaining in Maseve that is equal to Africa Wide's proportionate share of the Disputed Item (determined with reference to its shareholding in Maseve), before any part of such balance is applied to Project Expenditure.

10.5 The election granted to Africa Wide in clause 10.4 must be exercised by written notice delivered to PTM within 30 days of the date of delivery to the Parties by the independent expert of his written finding, failing which the right to make that election shall lapse.

11. MANAGER

The Shareholders shall decide on the appointment of a Manager for managing and supervising the Business, provided that if PTM wishes to be so appointed it shall be so appointed on terms and conditions which are arms length industry standard terms and conditions.

12. TRANSFER OF SHARES

The Shares of a Shareholder ("**Transferor**") are not subject to any right of pre-emption, right of first refusal, or any other restriction on transfer, of whatsoever nature, and accordingly a Transferor may from time to time dispose of or encumber all or some of its Shares freely, without requiring the consent of any other Shareholder, provided only that the transferee becomes a party to this Agreement, and assumes the liabilities and obligations of the Transferor under this Agreement.

13. MEETINGS AND PROCEEDINGS OF SHAREHOLDERS

13.1 A general meeting of Shareholders may be convened by the Board, or by any Shareholder, in the same manner as nearly as possible as that in which meetings of the Board may be convened, save for any specified period of notice required by the Act, but in no event less than 10 days notice.

13.2 An agenda of matters to be discussed at any meeting of Shareholders shall accompany all notices calling a meeting of Shareholders.

13.3 No business shall be transacted at any general meeting unless a quorum consisting of one representative of each Shareholder is present in person or by proxy at the time when the meeting proceeds to business.

13.4 If within 30 minutes after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to a time and place, not less than seven days hence, determined by the representatives of the Shareholders present at the meeting, and if at such adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the representatives of the Shareholders present at the meeting shall be a quorum, provided that notice of the adjourned meeting has been given to the Shareholders not present at the first meeting.

13.5 The chairman of the Board shall preside as chairman at every general meeting of Maseve.

13.6 If there is no such chairman, or if at any meeting he is not present within 15 minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the directors present shall choose one of their number to be chairman. If no director is willing to act as chairman or if no director is present within 15 minutes after the time appointed for holding the meeting, the Shareholders present shall choose one of their number to be chairman of the meeting.

13.7 All decisions at Shareholders' meeting shall be taken on a poll subject to the provisions of clause 10.1, and in the case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

13.8 A Shareholder shall have that number of votes equal to the number of Shares held by the Shareholder.

13.9 At the request of any Shareholder, Shareholders' meetings may be held by conference call between Shareholders, some or all of whom are in different places, provided that each Shareholder who participates is able to hear the other participating Shareholders addressing the meeting, and, if it so wishes, is able to address all the other participating Shareholders simultaneously, and provided further that the decisions of the Shareholders taken at such meetings are confirmed by telefax within 24 hours of the meeting by the Shareholder who requested that the meeting be held by conference call and ratified at the next meeting of the Shareholders.

14. CONFIDENTIALITY AND PUBLICITY

14.1 Each of the Parties agrees that it shall at all times treat all the terms of this Agreement and all matters incidental thereto (**"Confidential Information"**) as strictly confidential and that, except as may be expressly permitted by the consent of the other Parties, it shall not, directly or indirectly, at any time or under any circumstances:

14.1.1 make use of any such information, or

14.1.2 communicate or disclose any such information to any person for any purpose whatsoever, except, on notification to the other Parties to any person which has a bona fide need to know such information in connection with this Agreement.

14.2 For purposes of clause 14.1, Confidential Information shall exclude any knowledge or information which:

14.2.1 is or becomes generally available to the public other than as a result of disclosure by such Party in violation of this clause 14;

14.2.2 is or was independently developed by such Party or on its behalf by personnel having no access to such knowledge or information at the time of independent development;

14.2.3 is public information that is already in such Party's possession, provided that such knowledge or information was not supplied to such Party by, or on behalf of, any other Party, and provided further, that such knowledge or information was not obtained from a source known to such Party to be prohibited from disclosing such information to such Party by a legal, contractual or fiduciary obligation to the other Parties;

14.2.4 is required to be given, made or published by law or under the rules and regulations of any relevant stock exchange or any applicable regulatory authority, in which case, the Party liable to so give, make or publish the same shall give the other Parties reasonable written notice thereof, along with drafts or copies thereof, as soon as is reasonably practicable;

14.2.5 is required to be disclosed by any of the Parties, or Rustenburg Platinum Mines Limited, or Wesizwe Platinum Limited to any provider of finance in order for it to take informed decisions regarding this Agreement, provided that the relevant Party shall procure such companies agree to keep the information disclosed strictly confidential; or

14.2.6 is reasonably required to be disclosed by any of the Parties, or Rustenburg Platinum Mines Limited, or Wesizwe Platinum Limited to any potential purchaser of any shares in Maseve, provided that the relevant Party shall procure that such potential purchaser agrees in writing to keep the information disclosed strictly confidential.

14.3 In the event that a Party becomes legally compelled to disclose any such information, such Party will provide the other Parties with prompt notice so that it may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this clause 14, such Party may disclose without liability under this clause 14 only that portion of such information which such Party, after receiving legal advice is legally required to be disclosed and shall co-operate with the other Parties to obtain reliable assurance that confidential treatment will be afforded such information that is so disclosed.

15. RELATIONSHIP OF THIS AGREEMENT TO CONSTITUTIONAL DOCUMENTS

15.1 Each of the Shareholders undertakes to take all such steps and do all such things as may be necessary and within their respective power and control from time to time to alter the Constitutional Documents so as to reflect the provisions of this Agreement (and in any event promptly after any conflict as contemplated in clauses 15.2 or 15.3 arises).

15.2 Until the Constitutional Documents have been amended to reflect the provisions of this Agreement, if there is any conflict between the provisions of the Constitutional Documents and this Agreement, this Agreement shall prevail.

15.3 After the Constitutional Documents have been amended to reflect the provisions of this Agreement, if there is any conflict between the provisions of the Constitutional Documents and this Agreement, the Constitutional Documents shall prevail.

16. CONVERSION OF RIGHTS – MASEVE

16.1 If after the Commencement Date, and despite the best endeavours of the Parties, notification is received from the DME, pertaining to Maseve:

16.1.1 not to grant a mining right with respect to any prospecting rights; or

16.1.2 not to renew any prospecting or mining right; or

16.1.3 to cancel any prospecting right or mining right,

as a direct result of the DME ruling that Maseve does not meet the requirements of the Charter with regard to Black Economic Empowerment, then the Parties shall co-operate in good faith to ensure that such non compliance is remedied in the most commercially and economically beneficial manner for all Parties, and any agreed costs or dilution of interests shall be borne equally between PTM and Africa Wide.

17. BREACH

If any Party breaches any material provision or term of this Agreement (other than those provisions which contain their own remedies or limit the remedies in the event of a breach thereof) and fails to remedy such breach within 30 days of receipt of written notice from an aggrieved Party requiring it to do so (or if it is not reasonably

possible to remedy the breach within 30 days, within such further period as may be reasonable in the circumstances provided that the Party in breach furnishes evidence within the period of 30 days, reasonably satisfactory to the aggrieved Party that it has taken whatever steps are available to it to commence remedying the breach), then the aggrieved Party shall be entitled without notice, in addition to any other remedy available to it at law or under this Agreement, including obtaining an interdict, to claim specific performance of any obligation whether or not the due date for performance thereof has arrived, and without prejudice to the aggrieved Party's rights to claim damages; provided, however, that the remedy of cancellation shall not be permitted to any Party.

18. ARBITRATION

18.1 Save where otherwise provided in this Agreement, in the event of any dispute or difference arising between the Parties relating to or arising out of this Agreement, including the validity, implementation, execution, interpretation, rectification, termination or cancellation of this Agreement, the Parties shall forthwith meet to attempt to settle such dispute or difference, and failing such settlement within a period of 14 days, the dispute or difference shall on written demand by any Party to the dispute be submitted to arbitration in Johannesburg in accordance with the rules of the Arbitration Foundation of Southern Africa ("**AFSA**") by a single arbitrator agreed upon by the Parties, or failing agreement within 10 days after arbitration has been demanded, appointed by AFSA. If AFSA ceases to exist or declines to accept the hearing of the dispute, the dispute shall be submitted to and decided by arbitration in accordance with the rules of AFSA in force immediately before AFSA ceased to exist or declined to accept the hearing of the dispute (as the case may be), by a single arbitrator agreed between the Parties or, failing agreement, appointed by the Chairman of the General Council of the Bar in South Africa or its successor.

18.2 Subject to each Party's right to bring review proceedings under South African law, the majority decision of the arbitrator shall be final and binding on the Parties to the arbitration.

18.3 A decision which becomes final and binding in terms of this clause 18 may be made an order of court at the instance of any party to the arbitration.

18.4 Nothing herein contained shall be deemed to prevent or prohibit any Party from applying to the appropriate court for urgent relief.

18.5 The provisions of this clause 18 will continue to be binding on the Parties notwithstanding any termination or cancellation of this Agreement.

18.6 Any arbitration in terms of this clause 18 shall be conducted "in camera" and the Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration..

19. NATURE AND EXTENT OF RELATIONSHIP BETWEEN THE SHAREHOLDERS

Save to the extent specifically provided in this Agreement, nothing contained in this Agreement shall be construed to constitute any of the Shareholders as the partner, agent or representative of any other Shareholder or to create any trust for any purpose whatsoever.

20. NOTICES AND LEGAL PROCESS

20.1 Each party chooses as its address for all purposes under this Agreement ("chosen address"), whether for serving any court process or documents, giving any notice, or making any other communications of whatsoever nature and for any other purpose arising from this Agreement ("notice"), as follows:

Platinum Group Metals (RSA) (Proprietary) limited	Technology House, Greenacres Office Park Corner Victory & Rustenburg Roads, Victory Park, 2193 Johannesburg, South Africa Tel: + 27 11 782 2186 Fax: +27 11 782 4338 For attention: Public Officer
Africa Wide Prospecting and Exploration (Proprietary) Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary

Maseve Investments 11 (Proprietary) Limited	To: Platinum Goup Metals Technology House, Greenacres Office Park Corner Victory & Rustenburg Roads, Victory Park, 2193 Johannesburg, South Africa Tel: + 27 11 782 2186 Fax: +27 11 782 4338 For attention: Public Officer and to: Africa Wide: Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary

20.2 Any notice required or permitted under this Agreement shall be valid and effective only if in writing.

20.3 Any party may by notice to the other party change its chosen address to another physical address in the Republic of South Africa and such change shall take effect on the seventh day after the date of receipt by the party who last receives the notice.

20.4 Any notice to a party contained in a correctly addressed envelope and delivered by hand to a responsible person during ordinary business hours at its chosen address, shall be deemed to have been received on the date of delivery.

20.5 Notwithstanding anything to the contrary herein, a written notice actually received by a party, including a notice sent by telefax, shall be an adequate notice to it notwithstanding that it was not sent or delivered to its chosen address.

21. INTERPRETATION

21.1 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

21.2 Unless the context clearly indicates a contrary intention, any word connoting:

21.2.1 any gender includes the other two genders;

21.2.2 the singular includes the plural and vice versa;

21.2.3 natural persons includes artificial persons and vice versa;

21.2.4 insolvency includes provisional or final sequestration, liquidation or judicial management.

21.3 A reference to a Business Day is a reference to any calendar day excluding Saturday, Sunday and a public holiday in the Republic of South Africa

21.4 When any number of days is prescribed such number shall mean calendar days, unless Business Days are expressly referred to, and shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding Business Day.

21.5 A reference to an enactment is a reference to that enactment as at the date of signature hereof and as amended or re-enacted from time to time.

21.6 The rule of interpretation that a written agreement shall be interpreted against the party responsible for the drafting or preparation of that agreement shall not apply.

21.7 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the Agreement.

21.8 The eiusdem generis rule shall not apply and accordingly, whenever a provision is followed by the word "including" and specific examples, such examples shall not be construed so as to limit the ambit of the provision concerned.

21.9 Where any term is defined within the context of any particular clause in this Agreement, then, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, the term so defined shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in the definition clause.

22. GENERAL AND MISCELLANEOUS

22.1 SOLE RECORD OF AGREEMENT

This Agreement constitutes the sole record of the agreement between the parties with regard to the subject matter hereof. No party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein.

22.2 NO AMENDMENTS EXCEPT IN WRITING

No addition to, variation of, or agreed cancellation of, this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the parties.

22.3 WAIVERS

No relaxation or indulgence which any party may grant to any other shall constitute a waiver of the rights of that party and shall not preclude that party

from exercising any rights which may have arisen in the past or which might arise in future.

22.4 SURVIVAL OF OBLIGATIONS

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect.

22.5 APPROVALS AND CONSENTS

An approval or consent given by a party under this Agreement shall only be valid if in writing and shall not relieve the other party from responsibility for complying with the requirements of this Agreement nor shall it be construed as a waiver of any rights under this Agreement except as and to the extent otherwise expressly provided in such approval or consent, or elsewhere in this Agreement.

23. COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will constitute an original and all of which, when duly signed and when taken together, will constitute a binding agreement.

Signed at London on April 24 2009

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PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

Signed at Melrose Arch on 24 April 2009

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AFRICA WIDE PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

Signed at JOHANNESBURG on 24 APRIL 2009

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MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

APPENDIX 1

PROJECT AREA